

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Thomas N. Keltner, Jr.
Executive Vice President and General Counsel
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, NY 10165

RE: **Empire State Realty Trust, Inc.**
       Empire State Realty OP, L.P.
       Schedule TO-I filed May 28, 2014
       File No. 5-88105

Dear Mr. Keltner:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO | Introductory Statement

1. The cover page of above-captioned Schedule TO identifies Empire State Realty Trust, Inc. as an Offeror within the meaning of Instruction K.1. of this disclosure schedule. Notwithstanding this identification, please advise us of the basis upon which Empire State Realty Trust concluded that it should be identified as an Offeror because it was either making the issuer tender offer or such offer was being made on its behalf. Given that Empire State Realty Trust does not appear to have been the issuer of any series of securities that is the subject of the offer, and is not a wholly-owned subsidiary of Empire State Realty OP, L.P., please be advised that to the extent Empire State Realty Trust continues as an Offeror, its participation in the tender offer may be subject to Section 14(d) and corresponding Regulation 14D in light of the unavailability of the exception in Section 14(d)(8)(B). Refer to Note 34 within Exchange Act Release No. 14234 (December 8, 1977)(interpreting the term "issuer" as used in the context of Section 14(d)(8)(B)).

2. We noticed that four series of securities are being sought in this tender offer, and that all four series are being treated as part of a single class of equity securities for purposes of proration under Rule 13e-4(f)(3). Please briefly explain to us the legal basis upon which the Offerors concluded that all four series could be considered part of a single class. In addition, please confirm for us that the issuer of the subject series of securities, Empire State Realty OP, L.P., has not made any statements in its registration statement(s), organizational documents or periodic filings that contradict this conclusion through public disclosure that indicates any one or less than four of such series constitutes a single class of securities.

3. Please provide us with a brief legal analysis explaining the basis upon which the Offerors concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize the tender offer only seeks to acquire approximately 10% of the total number of outstanding OP units, Rule 13e-3 is applied on a class-by-class basis and certain transactions, such as the issuer tender offer, also may constitute the first step in a series of transactions that could result in application of the rule before one of the two specified going private effects is at risk of occurring.

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from an authorized representative of the Offerors acknowledging that:

- the Offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at (202) 551-3266.

                                    Sincerely,

                                    /s/ Nicholas P. Panos

                                    Nicholas P. Panos
                                    Senior Special Counsel
                                    Office of Mergers & Acquisitions

CC:
Yoel Kranz, Esq.
Ettore Santucci, Esq.
Goodwin Procter LLP